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July 22, 2010
VIA FACSIMILE AND EDGAR TRANSMISSION
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549
Mail Stop 3628
Attention: Ms. Christina Chalk, Esq.

Re:	Hardinge Inc. Amendment No. 10 to Schedule TO-T/A filed on July 15, 2010 Filed by Indústrias Romi S.A., et al. SEC File No. 5-20073
Dear Ms. Chalk:
On behalf of our clients, Indústrias Romi S.A. (“Parent”) and Helen Acquisition Corp., we hereby acknowledge receipt of the comment letter dated July 15, 2010 (the “Comment Letter”) from the staff (the “Staff”) of the Securities and Exchange Commission concerning the filing referenced above.
This letter memorializes Parent’s response to the comment you issued orally during our telephone conversation on July 15, 2010 and reflected in the Comment Letter with regard to the filing referenced above.
As requested, the filing was amended on July 16, 2010 to clarify that certain conditions to Parent’s tender offer for Hardinge Inc. were not satisfied at the expiration of the offer and that tendered shares will be returned promptly.
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Ms. Christina Chalk Page 2
We appreciate your assistance in reviewing this response letter. Please direct questions or comments regarding this filing to me at (212) 848-7428.

Very truly yours,
/s/ Michael J. McGuinness
Michael J. McGuinness

cc:      André Luís Romi, Indústrias Romi S.A.